Mail Stop 4561

June 11, 2009

Peter Karmanos, Jr.
Chief Executive Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226-5099

> **Re:** **Compuware Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 5, 2009**
> **File No. 000-20900**

Dear Mr. Karmanos:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

(3) Ratification of Rights Agreement, page 7

1. We note that you are seeking shareholder ratification of an amendment to your rights agreement to extend the term of the agreement and to provide that the rights agent acts only as agent for the company. Please clarify whether amending the rights agreement to provide that the rights agent acts only as agent for the company, and not the holders of the rights, represents a substantive change to the rights agreement, and if so, state briefly the effects of this change.

2. You have provided a list of reasons that your board of directors believes that the rights agreement, as amended, is in the best interests of the shareholders, including that it provides a way for the board to "defend shareholders against abusive tactics used to gain control of the Company without paying all shareholders a fair premium."   Please expand your disclosure to provide a more balanced discussion of the anti-takeover

effects of the rights agreement, including those that may be viewed as disadvantageous to shareholders. For example, state clearly, if accurate, that the existence of the rights agreement may render more difficult or discourage a tender offer, change in control or similar transaction that is not approved by the board, even though shareholders otherwise deem such transaction favorable. Please refer to SEC Release No. 34-15230.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (313) 227-7690
        Daniel S. Follis, Jr.
        Vice President, General Counsel and Secretary
        Phone: (313) 227-7873